As filed with the Securities and Exchange Commission on February 20, 2026	Registration No. 333-160458

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

 _____________

NESTLÉ S.A.

(Exact name of issuer of deposited securities as specified in its charter)

 _____________

N/A

(Translation of issuer’s name into English)

 _____________

Switzerland

(Jurisdiction of incorporation or organization of issuer)

 ___________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

 _____________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

 _____________

Nestlé USA, Inc.

(Address, including zip code, and telephone number, including area code, of agent for service)

1812 N. Moore Street

Arlington VA 22209

Attention: Janet Rudderham, Treasury

+1 571 457 3275

Copies to:

Nestlé S.A. Silvan Jampen General Counsel Corporate Avenue Nestlé 55 1800 Vevey / Switzerland +41 21 924 2224	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

  ___________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive one (1) registered share of Nestlé S.A. (the “Company”)	N/A	N/A	N/A	N/A

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. As of the date hereof the Company’s internet website is www.nestle.com. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b). The information so published by the Company cannot be retrieved from the internet website of the United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.	EXHIBITS

(a)(i)	Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement, by and among Nestlé S.A. (the “Company”), Citibank, N.A., as depositary (the “Depositary”). ___ Filed herewith as Exhibit (a)(i).

(a)(ii)	Second Amended and Restated Deposit Agreement, dated as of May 23, 2007, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”) ___ Previously filed as Exhibit (a) to Registration Statement on Form F-6 (Reg. No. 333-150565) and incorporated herewith by reference.

(b)(i)	Letter Agreement, dated July 2, 2008, by and between the Company and the Depositary. ___ Previously filed as Exhibit (b) to Registration Statement on Form F-6 (Reg. 333-160458) and incorporated herewith by reference.

(b)(ii)	Amended and Restated Rule 144A Deposit Agreement, dated as of June 15, 2004, by and among the Company, the Depositary, and all Holders and Beneficial Owners of Rule 144A American Depositary Shares issued thereunder. ___ Previously filed as Exhibit (c)(i) to Registration Statement on Form F-6 (Reg. No. 333-150565) and incorporated herewith by reference.

(b)(iii)	Letter Agreement, dated as of June 15, 2004, by and between the Company and the Depositary. ___ Previously filed as Exhibit (c)(ii) to Registration Statement on Form F-6 (Reg. No. 333-150565) and incorporated herewith by reference.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ None.

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 2.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Second Amended and Restated Deposit Agreement, by and among Nestlé S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of February 2026.

Legal entity created by the Second Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) registered share of Nestlé S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Nestlé S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Vevey, Switzerland, on February 18, 2026.

NESTLÉ S.A.

By:	/s/ David Frick
Name: David Frick
Title: Secretary to the Board of Directors

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Anna Manz and Lee Edwards to act as their true and lawful attorney-in-fact and agent, with individual signing authority and full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 18, 2026.

Signature	Title

/s/ Philipp Navratil	Chief Executive Officer
Philipp Navratil	(Principal Executive Officer)

/s/ Anna Manz	Chief Financial Officer
Anna Manz	(Principal Financial Officer)

/s/ Pedro Varela	Head of Group Accounting & Reporting
Pedro Varela	(Principal Accounting Officer)

/s/ Lee Edwards	Head of Group Treasury
Lee Edwards	(Principal Treasury Officer)

/s/ Pablo Isla	Chair of the Board of Directors
Pablo Isla

/s/ Dick Boer	Lead Independent Director
Dick Boer	Vice Chair of the Board of Directors

Signature	Title

/s/ Marie-Gabrielle Ineichen-Fleisch	Vice Chair of the Board of Directors
Marie-Gabrielle Ineichen-Fleisch

/s/ Renato Fassbind	Member of the Board of Directors
Renato Fassbind

/s/ Patrick Aebischer	Member of the Board of Directors
Patrick Aebischer

/s/ Dinesh Paliwal	Member of the Board of Directors
Dinesh Paliwal

/s/ Lindiwe Majele Sibanda	Member of the Board of Directors
Lindiwe Majele Sibanda

/s/ Chris Leong	Member of the Board of Directors
Chris Leong

/s/ Luca Maestri	Member of the Board of Directors
Luca Maestri

/s/ Rainer Blair	Member of the Board of Directors
Rainer Blair

/s/ Geraldine Matchett	Member of the Board of Directors
Geraldine Matchett

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in Arlington, Virginia on February 20, 2026.

Nestlé USA, Inc.

By:	/s/ Janet Rudderham
Name:	Janet Rudderham
Title:	Director Treasury

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement

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